Ethan E. Christensen T: (858) 550-6076 F: (858) 550-6420 christensene@cooley.com	VIA EDGAR

May 20, 2010

Melissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-3628

RE:	Penwest Pharmaceuticals Co.
Preliminary Proxy Statement on Schedule 14A
Filed May 7, 2010 by Tang Capital Partners, LP et al.
File No. 1-3426

Dear Ms. Duru:

On behalf of Tang Capital Partners, LP, Tang Capital Management, LLC, Kevin C. Tang and John G. Lemkey (collectively, the “TCP Filers”), we have set forth below the responses of the TCP Filers to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to John G. Lemkey dated May 14, 2010.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

PREC 14A filed May 7, 2010

Letter to Shareholders

1.
We refer to disclosure indicating the nominees have consented to serve if elected.  Consistent with Rule 14a-4(d) of the Exchange Act of 1934, please revise to also clarify that each nominee consented to be named in the proxy statement.

The TCP Filers acknowledge the Staff’s comment.  The TCP Filers have amended their May 7, 2010 filing to add the requested language in the introductory letter to shareholders section of the filing.

Background to the Solicitation

2.
You disclose your belief that the Board must take “prompt and thoughtful action” to maximize shareholder value for all shareholders.  You reference a reduction in spending and optimization of the “full value” of the Opana ER royalty income stream as a means of accomplishing the stated goal.  Please revise the disclosure to elaborate further on any other plans the nominees would like to implement, if elected, in order to accomplish the goal of maximizing shareholder value.  Include disclosure that identifies how the nominees would implement any such plans that are geared towards the stated goal.  If there are no specific plans, revise to state this fact.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

Melissa Campbell Duru
May 20, 2010
Page Two

The TCP Filers acknowledge the Staff’s comment.  The TCP Filers have amended their May 7, 2010 filing to elaborate further on the objectives of Tang Capital and Perceptive related to actions they anticipate taking, if elected, in order to accomplish their goals.  The TCP Filers have also amended their May 7, 2010 filing to clarify that Tang and Perceptive cannot control the decisions of the Nominees if they are elected to the Board but that Tang Capital and Perceptive believe that the Nominees will be more receptive to their suggestions than the existing members of the board.

3.
Please provide further context to your statements and quantify the extent of the reduction in spending that would be needed in order to realize the benefits of the “full value” of the royalty revenue stream.  Please disclose the steps the nominees intend to take to accomplish such reductions in spending.  Finally, please provide supplementally, support for your assertion that a reduction in company spending would enable shareholders to realize the full value of the royalty revenue stream.

The TCP Filers acknowledge the Staff’s comment.  The TCP Filers have amended their May 7, 2010 filing to provide further context to the statements regarding their objectives related to realize the value of the royalty revenue stream and the actions they believe the Company should undertake to achieve that objective.  Additionally, the TCP Filers have amended their May 7, 2010 filing to delete the assertion that a reduction in company spending would enable shareholders to realize the full value of the royalty revenue stream.  It is the TCP Filers belief that a reduction in spending would result in the Company’s retaining more of the royalty revenue stream than it currently does, which would leave the Company with more proceeds that would be available to distribute to shareholders in the future.  The TCP Filers have amended their May 7, 2010 filing to clarify this connection.

4.
We refer to the first paragraph under this heading.  Please revise the disclosure to eliminate the suggestion that the removal of the legacy Board and management will “ensure” or otherwise guarantee the preservation of shareholder value.

The TCP Filers acknowledge the Staff’s comment.  The TCP Filers have amended their May 7, 2010 filing to delete language suggesting that the removal of the legacy Board and management will ensure or otherwise guarantee the preservation of shareholder value.

5.
We note disclosure regarding the percentage of support received at the 2009 Annual Meeting for the shareholder proposal to wind down the company’s operations.  It is unclear why reference is being made to this prior proposal and the support it received.  It is the intention of the nominees, if elected, to advocate for a winding down of substantially all of the company’s operations?  Please refer to our prior comment 2 regarding the need for further disclosure of the Participant’s plans, if any.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

Melissa Campbell Duru
May 20, 2010
Page Three

The TCP Filers acknowledge the Staff’s comment.  The TCP Filers believe that the Board’s disregard for the resolution approved by the shareholders at the last annual meeting is highly relevant to the present proxy contest as it supports the belief of the TCP Filers that the existing Board is not responsive to shareholder’s desires and that a change is therefore appropriate.  The TCP Filers also believe that the plans they have outlined are responsive to the shareholder’s desires.  The TCP Filers have amended their May 7, 2010 to include more information regarding why the information related to the prior proposal is relevant to the proxy solicitation.

6.	Please clarify whether the Participants intend to advocate and/or remove any of the current management of the company if the nominees are elected to the Board.

The TCP Filers acknowledge the Staff’s comment.  The TCP Filers have amended their May 7, 2010 filing to clarify that Tang Capital and Perceptive intend to evaluate the current management with the goal of ensuring that the persons serving in management positions have interests that are in line with the shareholder’s and capable of executing the Company’s new operating plan.  The TCP Filers do not know at this time whether such evaluation will result in any changes to current management.

7.
Given the effect of the nominees’ election to the current eight-person Board, similar to the disclosure under Proposal 1, please revise this section to highlight the fact that election of the Participants’ nominees would result in majority control of the Board by Tang Capital, Perceptive Life Sciences Master Fund, Ltd. and their respective affiliates.

The TCP Filers acknowledge the Staff’s comment.  The TCP Filers have amended their May 7, 2010 to include the requested disclosure in the Background of the Solicitation section of the proxy statement.

8.
Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  We cite the following examples of statements or assertions in your materials which require supplemental support:

●
“the Nominees possess the skills and experience necessary to effectively govern management and assist in developing future strategic plans and will be responsive to the best interests of all…shareholders…”; and

●
each of the assertions accompanying the biographies of the nominees claiming that the nominee “will be able to provide significant insight and perspective to the Board” regarding financial management or potential strategic alternatives and perspective regarding the “creation and preservation of shareholder value…”

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

Melissa Campbell Duru
May 20, 2010
Page Four

Where the basis of support is other documents such as reports and articles, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

The TCP Filers acknowledge the Staff’s comment.  The TCP Filers have amended their May 7, 2010 filing to more clearly identify statements that constitute opinion or belief.  Moreover, the discussion in the amended filing has been expanded where the TCP filers determined that additional support for a statement of fact or belief was needed, or where such support was not self evident or otherwise already disclosed in the filing.

Other Matters to Be Considered at the Annual Meeting

9.
We note the disclosure that as to other matters that may properly be brought before the Annual Meeting, the proxy holders will vote the gold proxies in their discretion.  As the participants are aware, Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please clarify this in your proxy statement.

The TCP Filers acknowledge the Staff’s comment.  The TCP Filers have amended their May 7, 2010 filing to clarify that the discretionary voting authority is only for matters that were unknown a reasonable time before the solicitation.

Proposal 1- Election of Directors

10.
We refer you to Item 401(e) of Regulation S-K and Release No. 33-9089 available at http://www.sec.gov/rules/final/2009/33-9089.pdf.  Please disclose the particular qualification of each nominee considered for the Board that led the parties to conclude that they would be suitable for election to the company Board at this particular time.  In this regard, please note that the mere recitation of the biographical information of each candidate, without more, is insufficient.  For example, please revise to disclose whether consideration of specific qualities of each nominee was discussed.

The TCP Filers acknowledge the Staff’s comment.  The TCP Filers have amended their May 7, 2010 filing to amend the biographies of the Nominees to include more detail of the particular qualifications of each nominee considered for the Board.  Further, the TCP Filers have amended the May 7, 2010 filing to include a statement that Tang Capital and Perceptive considered the specific qualities of each Nominee before nominating them for election to the Board at the Annual Meeting.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

Melissa Campbell Duru
May 20, 2010
Page Five

11.
We note the reference to the “significant” amount of insight and perspective Mr. Lemkey can bring regarding financial management and creation and preservation of shareholder value.  Based on the biographical information presented and the timelines referenced therein, it is not apparent how Mr. Lemkey had “significant” financial management experience.  Please revise or advise.

The TCP Filers acknowledge the Staff’s comment.  The TCP Filers have amended the biographical information for Mr. Lemkey to provide further insight as to his particular skill set and experience, and have removed “significant” from such disclosure.

Solicitation of Proxies

12.
It appears that you intend to solicit proxies via mail, phone, publication and electronic means.  Please be advised that all written solicitation materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The TCP Filers confirm our understanding of such rule.

13.
Given that you may solicit proxies via electronic means including the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

The TCP Filers do not currently plan to solicit proxies via internet chat rooms.

Additional Information

14.
You refer to security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advice as to your intent in this regard.

The TCP Filers will not distribute their proxy statement prior to the company’s distribution of the information incorporated by reference to shareholders.

*  *  *

We have been authorized to acknowledge on behalf of the TCP Filers that: (1) the TCP Filers are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the TCP Filers may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

Melissa Campbell Duru
May 20, 2010
Page Six

*  *  *

Please direct any questions or comments regarding our responses to the Staff’s comments to the undersigned at (858) 550-6076.

Sincerely,

/s/ Ethan E. Christensen
Ethan E. Christensen

cc:	Kevin C. Tang, Tang Capital Management LLC (via email)

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM